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Exhibit 12

Microvision, Inc.

Computation of Ratio of Earnings to Cover Fixed
Charges and Preferred Dividends
(In thousands)

	1996	1997	1998	1999	2000	2001	Nine months ended September 30, 2002
Pre-tax income from continuing operations	$(3,457)	$(4,945)	$(7,328)	$(16,700)	$(26,601)	$(41,388)	$(25,927)
Fixed charges	203	7	90	2,165	202	149	85

Earnings available to cover fixed charges	(3,254)	(4,938)	(7,238)	(14,535)	(26,399)	(41,239)	(25,842)

Fixed charges
Interest on indebtedness	201	3	82	172	164	92	45
Interest attributable to rental property (a)	2	4	8	11	38	57	40
Preferred stock dividend requirements	—	—	—	1,982	—	—	—

	203	7	90	2,165	202	149	85

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$3,457	$4,945	$7,328	$16,700	$26,601	$41,388	$25,927

(a)
Based on a reasonable approximation of the interest factor.

(b)
As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.

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  Exhibit 12